Exhibit 99.1

EcoChain, Inc. Announces Agreement to Acquire

Soluna Computing, Inc. Adds 300 MW Pipeline Under LOI

Combined Company Will Monetize Wasted Renewable Energy Production

from Wind & Solar Farm Owners

ALBANY, N.Y., August 12, 2021 – Mechanical Technology, Incorporated (“MTI”), (NASDAQ: MKTY), today announced that it and its wholly-owned subsidiary EcoChain, Inc. (“EcoChain”), a cryptocurrency mining business powered by renewable energy, have entered into agreements for EcoChain to acquire Soluna Computing, Inc. (“SCI” or “Soluna”). Upon closing of the transaction, SCI will become a wholly owned subsidiary of EcoChain (together, the “Combined Company.”) The combination will allow SCI to more easily access the capital and resources necessary to scale its renewable energy-powered data center solution more quickly and efficiently. Upon closing of the transaction, MTI plans to change its name to “Soluna Holdings.”

The transaction will place the Combined Company into the cryptocurrency mining industry’s large-cap peer group based on its development pipeline. Upon the closing of the transaction, MTI will gain access to all SCI assets, including its 300MW (megawatt) pipeline that is currently under letters of intent (“LOI”), bringing EcoChain’s combined total to 350MW, with over 200MW more under active development. EcoChain will directly employ or retain Soluna’s top-tier technical and management team, bringing expertise in project development, energy markets, project finance and computing technology. EcoChain expects to have 50MW operational by the end of 2021 and another 50MW by the end of the second quarter of 2022. By the end of 2022, EcoChain expects to have two-thirds of Soluna’s current pipeline operational.

“I am thrilled to increase the size and scope of our company and this transaction puts us in an even stronger position to provide significant value for investors,” said Michael Toporek, Chief Executive Officer of MTI. “The Soluna team has hit upon a formula for creating and creatively financing computing facilities by solving power producers’ and grid operators’ inherent supply and demand problems, that is, the excess energy produced but not used as a result of the mismatch between the time of energy production, or daytime, and the time when energy use is at its highest, or evening/nighttime, which have increased as total renewable energy production continues to grow. We believe that solving the supply and demand problem of the renewable energy industry will serve as a driver for the growth, scalability, and profitability of ‘green’ computing.”

During 2021 EcoChain has been aggressively ramping up its capacity to meet its 50MW goal by the end of 2021. Based on current plans, EcoChain expects in August to increase its hash rate (a measuring unit of processing power) over July by 269% and that by the end of September, its hash rate will have increased by 863% from July.

“We’re excited about this transaction and the opportunities it brings for Soluna to continue helping renewable power producers sell every megawatt of energy,” said John Belizaire, Chief Executive Officer of SCI. “We believe that what Soluna is offering now will be an industry standard within three years. It’s up to the first movers among renewable power producers to seize this revenue advantage.”

Transaction Highlights

●	Upon closing, MTI acquires 300MW of green powered computing projects under LOI with costs well under $0.03 per KWh (kilowatt hour)

●	Active global pipeline of over 200MW of additional projects

●	Soluna team is joining EcoChain with John Belizaire as CEO of the combined business unit, which we plan to rename “Soluna Computing”

●	MTI CEO Michael Toporek will continue to serve as CEO of the newly renamed Soluna Holdings

Financial Highlights

MTI continues to develop its business in a capital-efficient fashion with the acquisition of SCI. MTI will issue consideration to SCI as value is received to prevent any earnings dilution. Certain terms of the transaction are summarized below:

●	92% of total consideration is contingent upon projects coming online

●	$725,000 cash at closing

●	$75,000 for transaction fees and expenses at closing

●	150,000 shares of MTI common stock issued at closing

●	Up to 2,970,000 shares of MTI common stock may be issued based on building out an additional 150MW:

○	Contingent shares are not issued, escrowed or outstanding at closing

○	For earnings per share calculations, the number of shares outstanding only changes when revenues are about to increase from a project coming online

Michael Toporek added, “Our company will continue to focus on driving return on invested capital, transparency and accountability as we grow our mining business by providing solutions to power producers and grid managers. We believe every renewable energy project will be considering a green computing component; as we like to say, “green computing is a better battery.’”

A presentation and corresponding video is available on the Company’s website at:

https://www.mechtech.com/mti-announces-SolunaComputing-Acquisition

About MTI

MTI is the parent company of MTI Instruments, Inc. and EcoChain, Inc. Through EcoChain, MTI develops cryptocurrency mining facilities powered by renewable energy that integrate with the blockchain network. Through MTI Instruments, MTI is engaged in the design, manufacture and sale of test and measurement instruments and systems that use a comprehensive array of technologies to solve complex, real-world applications in numerous industries. Those include manufacturing, electronics, semiconductor, solar, commercial and military aviation, automotive and data storage. For more information about MTI, please visit https://www.mechtech.com.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, MTI will file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF MTI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement will be mailed to MTI’s stockholders prior to the MTI stockholder meeting to be held to approve the proposed transaction, the agreement, MTI’s issuance of shares of its common stock thereunder, and certain related matters, which meeting has not yet been scheduled. In addition, when the Proxy Statement and other related documents are filed by MTI with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov and from MTI’s website at http://www. mechtech.com.

Participants in the Solicitation

MTI and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from MTI’s stockholders in connection with the proposed transaction. Information about MTI’s directors and executive officers is set forth in the proxy statement for MTI’s 2021 annual meeting of stockholders, as filed with the SEC on May 18, 2021, and information about MTI’s directors’ and executive officers’ interests in the proposed transaction is set forth in MTI’s Current Report on Form 8-K filed with the SEC on the date hereof. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of MTI’s stockholders in connection with the proposed transaction will be included in the Proxy Statement. You can obtain free copies of these documents from the SEC or MTI using the website information above.

MTI STOCKHOLDERS are urged to read the proxy statement carefully when it becomes available before making any voting decisions with respect to the proposed TRANSACTION AND THE RELATED MATTERS.

Forward Looking Statement

The statements in this press release that are not historical facts, in particular the statements with respect to the expected benefits of the merger, the MW EcoChain will have operational and its expected hash rate at future dates, and Soluna’s offering becoming a driver for growth, scalability, and profitability in the “green” computing industry, constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and are subject to certain risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Actual results could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to: (1) Soluna’s businesses may not be integrated into EcoChain’s successfully or such integration may be more difficult, time-consuming, or costly than expected; (2) expected cost savings from the transaction may not be fully realized or realized within the expected timeframe; (3) revenues following the transaction may be lower than expected; (4) negotiations with counterparties in the projects in Soluna’s development pipeline may be disrupted by the proposed transaction; (5) MTI may not be able to obtain the required stockholder approvals; (6) changes in laws, regulations, and policies, and industry developments generally, that negatively impact the cryptocurrency mining industry or the renewable power industry, in particular, EcoChain’s ability to purchase renewable power producers’ and grid operators’ excess energy; and (7) other risks and uncertainties that may be detailed from time to time in MTI’s reports filed with the SEC.

Contact Information:

Lisa Brennan
lbrennan@mtiinstruments.com

Investor Relations:

Kirin Smith, President
PCG Advisory, Inc.
646.823.8656
Ksmith@pcgadvisory.com